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NOKIA CORP (NOK) Bought
Investment Thesis
Moderate Valuation Industry leader trading at 13x price-earnings, 1.4x price-sales and 2.6% dividend yield.
Robust Balance Sheet Significant cash and low debt. Returning cash to shareholders via 7% annual share repurchase and dividends.
Stabilizing Handset Margins Scale advantages and low unit costs should pay off in shift to next generation technology and emerging markets.
Improving Handset Portfolio Focus on better phone designs, new features, and opening of software platforms key to retaining market share.
Significant Patents & R&D Substantial intellectual property rights and investments in GSM technology and mobile software platforms.
Positive Wireless Trends Direct beneficiary of growing global wireless penetration and ongoing rollout of next generation networks.
Risks
Competition Handset industry is still very price-competitive and product cycles are shortening. Competition in Networks is also still meaningful and spending is cyclical.
Execution Aggressive synergy targets for recently formed Networks JV with Siemens could disappoint.
Litigation Legal battle with Qualcomm over intellectual property rights may result in some liability to Nokia.
M&A Temptation Could use strong balance sheet to acquire another manufacturer, which may not yield positive results.
as of February 2007
Company Profile
Headquartered in Finland
Leading producer of mobile phones and
wireless network equipment
Mobile phones: #1 handset vendor with
over 35% global market share in 2006
Networks: #2 vendor in GSM with 17%
global market share in 2005
Geographic sales breakdown (2006): 38%
Europe, 20% Asia-Pacific (excluding
China), 13% China, 7% North America, 9%
Latin America, and 13% Other Markets
Per Share Valuation
2006 Revenues = $51.5 Billion
* of Market cap
Note: 2007 estimates assume 50% economic stake in
Nokia-Siemens Networks
FY End December 31
Shares Outstanding:4.0 billion (ADR =1:1)
All Figures in USD, translated at 0.8 EUR/USD
Conclusion: We believe Nokia is an attractive investment at the current valuation.
Mobile
Phones
60%
Enterprise
Solutions
3%
Networks
18%
Multimedia
19%
Share Price $22.1 2/8/07
2007E
2006 2007E Multiple
Revenues 12.60 16.10 1.4x
Earnings 1.28 1.73 12.8x
Dividend 0.48 0.57 2.6%
Net Cash 2.62 2.72 12%*